KPMG LLP
2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Report of Independent Registered Public Accounting Firm

The Board of Directors

MACC Private Equities Inc. and subsidiary

and

The Securities and Exchange Commission:

We have examined management’s assertion, included in its representation letter dated April 19, 2006, that MACC Private Equities Inc. and subsidiary (the Company) complied with the provisions of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 19, 2006, and during the period October 5, 2005 (the date of our last similar examination) through April 19, 2006, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. The Company’s management is responsible for the assertion. Our responsibility is to express an opinion on management’s assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management’s assertion and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 19, 2006 and for the period October 5, 2005 through April 19, 2006, with respect to securities of the Company:

•	Count and inspection of all securities located in the vault of US Bank in Cedar Rapids, Iowa
•	Reconciliation of all such securities to the books and records of the Company
•	Confirmation of selected security transactions since the date of our last report

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion referred to above is fairly stated, in all material respects, based on the provisions of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 19, 2006 and for the period from October 5, 2005 (the date of our last similar examination) through April 19, 2006.

This report is intended solely for the information and use of management of MACC Private Equities Inc. and subsidiary and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.

Des Moines, Iowa

April 19, 2006

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